

February 20, 2008

Via Facsimile (216) 241-0816 and U.S. Mail

John J. Jenkins, Esq.
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, OH 44114

Re: LNB Bancorp, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 13, 2008
File Number 000-13203

Dear Mr. Jenkins:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Schedule 14A

Cover page

1.   We note your response to comments 1 and 2. Given that there is an Ohio law dispute between the company and AMG Investments as to the appropriate matters to be voted upon at the special meeting, please disclose a brief description of the dispute and alert security holders that, if following resolution of the dispute, the proposals to be voted upon are those presented by AMG Investments, then using your proxy card will result in their inability to vote at the special meeting.

Proposal No. 4, page 12

2.   On a related note, we note that AMG has modified its proposal Two to set the size of the board at nine directors, such that the election of its three nominees would not result in those directors holding half of the director seats. In light of this,

please clarify, if true, that if AMG's proposal is voted upon at the special meeting, the change of control provisions of the various employment agreements described on page 13 will not be triggered or any compensation payable.

Annex B

3.   Please revise your disclosure in the first paragraph of this section to state that each person named <u>is</u> a participant in the solicitation, instead of stating that each person <u>may be deemed</u> a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Also, make a similar revision to the second paragraph as it relates to the purchases and sales of LNB securities.

4.   Please refer to the last paragraph of this section. Please tell us, with a view toward revised disclosure, why you need to qualify your disclosure "to the best of LNB's knowledge." What prevents you from providing unqualified disclosure with respect to your solicitation participants? Please explain or delete the qualifier.

Closing Comments

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                            Sincerely,

                            Daniel F. Duchovny
                            Special Counsel
                            Office of Mergers and Acquisitions